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                           October 18, 2021

       Mark Penn
       Chief Executive Officer
       Stagwell Inc
       One World Trade Center, Floor 65
       New York, NY 10007

                                                        Re: Stagwell Inc
                                                            Registration
Statement on Form S-3
                                                            Filed October 12,
2021
                                                            File No. 333-260202

       Dear Mr. Penn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services